                            UNITED STATES OF AMERICA
                                   before the
                 SECURITIES AND EXCHANGE COMMISSION
----------------------------------------------
                                               :
                In the Matter of               :
                                               :
      AMERICAN ELECTRIC POWER COMPANY, INC.    :    CERTIFICATE
              Columbus, Ohio  43215            :         OF
                                               :    NOTIFICATION
                    (70-5943)                  :
                                               :
    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
----------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from October 1, 1998, through December 31, 1998, the Company issued a total of 299,458 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $14,145,206.64, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of -0- shares of the Company's Common Stock, at a total purchase price of $-0-. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                             AMERICAN ELECTRIC POWER COMPANY, INC.

                            By:          /s/ A. A. Pena
                                      A. A. Pena, Treasurer

Dated:  January 18, 1999

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period October 1 - December 31, 1998


TRANSACTIONS THIS PERIOD:

                            - Original Issue Shares -

                      Shares         Price               Total
  Period              Issued       Per Share        Purchase Price

10/06/98               3,522        $49.875          $  175,659.76
10/13/98               3,233         51.381             166,114.77
10/20/98               4,626         51.181             236,763.31
10/27/98               2,205         49.125             108,320.63
11/03/98               2,696         49.213             132,678.25
11/10/98               4,732         50.075             236,954.90
11/17/98               2,035         49.794             101,330.79
11/24/98               1,642         49.050              80,540.10
12/01/98               2,797         47.669             133,330.19
12/08/98               4,581         47.288             216,626.33
12/10/98             262,277         46.963          12,317,314.75
12/15/98               1,212         46.500              56,358.00
12/22/98               2,506         47.119             118,080.21
12/29/98               1,394         46.725              65,134.65
                     -------                         -------------

   Total O/I Purch.  299,458                        $14,145,206.64
                     =======                        ==============

                            - Open Market Purchases -

                     Shares       Average Price          Total
  Date              Purchased       Per Share       Purchase Price

Total O/M Purch.      -0-                          $   -0-
                   =========                        ======


                         - Total Activity This Period -

                     Shares                              Total
                    Purchased                       Purchase Price

O/I Shares           299,458                        $14,145,206.64
O/M Purchases         -0-                                 -0-
   Total Activity    299,458                        $14,145,206.64
                     =======                         =============

SCHEDULE I to CERTIFICATE OF                                 PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 1998



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - Original Issue Shares -

                                     Shares              Total
                                     Issued         Purchase Price

Totals from last report           46,323,722       $948,320,437.47
Transactions this period             299,458         14,145,206.64
                                  ----------        --------------
   Total Original Issue Shares    46,623,180       $962,465,644.11


                            - Open Market Purchases -

                                     Shares              Total
                                    Purchased       Purchase Price

Totals from last report           19,933,897       $604,795,081.99
Transactions this period            -0-                  -0-
   Total Open Market Purchases    19,933,897       $604,795,081.99